Filed by Chadmoore Wireless Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                 Subject Company: Chadmoore Wireless Group, Inc.
                                                  Commission File No.: 000-20999



         CHADMOORE WIRELESS GROUP, INC. TO SELL WIRELESS COMMUNICATIONS
                               BUSINESS TO NEXTEL



LAS VEGAS, Nevada, August 21, 2000 -- Chadmoore Wireless Group, Inc., (OTC:
MOOR) a provider of specialized mobile radio (SMR) communications services under the "PTT" (Power to Talk) trade name, announced today that it has agreed to sell substantially all of its assets to Nextel Communications, Inc. (NASDAQ: NXTL) in a tax-free reorganization in which Nextel Class A common shares valued at $160 million will be issued to Chadmoore. The number of Nextel shares issued at the closing may be adjusted in accordance with a collar of plus or minus 20%, depending on the price of Nextel shares prior to the closing, and other potential adjustments as set forth in the definitive agreement. Following the payment of its liabilities and the expenses of the transaction, Chadmoore intends to distribute the Nextel shares to its shareholders, which shares are currently anticipated to be valued at approximately $113.5 million. The closing is expected to occur during the first half of 2001, following satisfaction of several conditions, including premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act and approval by the Federal Communications Commission and the shareholders of Chadmoore.

The number of outstanding shares of Chadmoore stock on a fully-diluted basis (including all options, warrants and other securities that are expected to be converted into shares of Chadmoore stock prior to the closing) is currently estimated to be approximately 80,500,000, although this number may change significantly prior to the closing based on the actual number of shares that are issued with respect to those equity equivalents.

Chadmoore Wireless Group, Inc. together with its subsidiaries has an operating territory which covers approximately 55 million people in 180 markets, primarily in secondary and tertiary cities throughout the United States. Nextel Communications, Inc. is a leading provider of fully integrated wireless communications services.

The matters discussed in this release contain forward-looking statements within the meaning of Section 21E of the securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, that involve risks and uncertainties. All statements other than statements of historical information provided herein may be deemed to be forward-looking statements. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the transaction, the tax treatment of that transaction, and the potential benefits of that transaction. Although Chadmoore believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ from those projected. The reader is cautioned that any forward-looking statements made by Chadmoore are not guarantees of future performance and that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include, but are not limited to, the inability to obtain the approval of Chadmoore's shareholders, the inability to obtain the approval of the Federal Communications Commission and other regulatory authorities, matters arising in connection with Chadmoore's efforts to comply with applicable regulatory and tax requirements relating to the transaction, costs associated with the transaction, changes in the trading price of Nextel stock and the other risks discussed in Chadmoore's Form 10-KSB for the year ended December 31, 1999, as amended, and other filings with the Securities and Exchange Commission.

Contact:

         Bob Schechter
         Equity Communications
         (203) 952-5947

         Ben Banta
         Nextel Communications, Inc.
         (703) 433-4700

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. WE URGE SHAREHOLDERS OF CHADMOORE WIRELESS GROUP, INC. AND OTHER INVESTORS TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NEXTEL COMMUNICATIONS, INC. IN CONNECTION WITH THIS TRANSACTION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEB SITE AT WWW.SEC.GOV AND FROM CHADMOORE WIRELESS GROUP THROUGH THE CONTACT LISTED ABOVE.